[EASTERN VIRGINIA BANKSHARES, INC. LETTERHEAD]

December 1, 2008

Mr. Justin Dobbie

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eastern Virginia Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 4, 2008 (as amended November 7, 2008)
File No. 000-23565

Dear Mr. Dobbie:

Eastern Virginia Bankshares, Inc. (the “Company”) is advising you of revisions that will be made to the Company’s above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 4, 2008 and amended on November 7, 2008 and November 14, 2008. Specifically, pursuant to a telephone conversation between you and the Company’s counsel on December 1, 2008, the Company will include in its definitive proxy statement the sections enclosed as Appendix A to this letter.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (804) 443-8423.

Thank you for your assistance in this matter.

Yours truly,

/s/ Ronald L. Blevins

Ronald L. Blevins

Chief Financial Officer

APPENDIX A

Pro Forma Financial Information

The following unaudited pro forma financial information of the Company for the fiscal year ended December 31, 2007 and the nine months ended September 30, 2008 show the effects of a minimum of $8 million and a maximum of $24 million of Senior Preferred issued to the Treasury pursuant to the Program. The pro forma financial data below may change materially under either the “Minimum” or “Maximum” scenario based on the actual proceeds received under the Program if our application is approved by the Treasury, the timing and utilization of the proceeds as well as certain other factors including the strike price of the warrants, any subsequent changes in our common stock price, and the discount rate used to determine the fair value of the preferred stock. Accordingly, we can provide no assurance that the “Minimum” or “Maximum” pro forma scenarios included in the following unaudited pro forma financial data will ever be achieved. We have included the following unaudited pro forma consolidated financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the proposals to amend our Articles of Incorporation.

	(unaudited)	Pro Forma (2)
	Historical	September 30, 2008
(dollars in thousands)	September 30, 2008	Minimum	Maximum
Balance sheet data:
ASSETS
Cash and due from banks	$ 15,041	$ 15,041	$ 15,041
Federal funds sold (1)	-	8,000	24,000
Securities	156,801	156,801	156,801
Loans, net	794,120	794,120	794,120
Other assets	65,023	65,023	65,023
Total assets	$ 1,030,985	$ 1,038,985	$1,054,985

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits	$ 778,161	$ 778,161	$ 778,161
Federal funds purchased	16,718	16,718	16,718
Long-term borrowings	145,667	145,667	145,667
Other liabilities	10,751	10,751	10,751
Total liabilities	951,297	951,297	951,297
Shareholders' equity
Preferred stock (1)	-	8,000	24,000
Common stock	11,774	11,774	11,774
Warrants	-	565	1,694
Discount on preferred (3) (4)		(565)	(1,694)
Surplus	18,300	18,300	18,300

Retained earnings	61,479	61,479	61,479
Accumulated other comprehensive income	(11,865)	(11,865)	(11,865)
Total shareholders' equity	79,688	87,688	103,688
Total liabilities and shareholders' equity	$ 1,030,985	$ 1,038,985	$1,054,985
Common shares outstanding (5)	5,901,893	5,901,893	5,901,893

(1) The pro forma financial information reflects the issuance of a minimum of $8,000,000 and a maximum of $24,000,000 of Eastern Virginia Bankshares, Inc. Senior Preferred Shares and assumes that equity proceeds would be initially invested in fed funds sold at a yield of 1.0%.

(2) The balance sheet data gives effect to the equity proceeds as of the balance sheet date.
(3) The carrying values of the preferred stock and warrants are based on their estimated fair values at issue date.
(4) The discount on the preferred stock is amortized over a five year period via the effective yield method.
(5) Common shares outstanding includes 15,000 nonvested shares.

	Historical			Pro Forma (1)
	Nine months ended			Nine months ended
	September 30,	Adjustment	Adjustment	September 30, 2008
	2008	Minimum	Maximum	Minimum	Maximum
Income Statement Data:
Total interest income (2)	$ 44,971	$ 60	$ 180	$ 45,031	$ 45,151
Total interest expense	20,166	-	-	20,166	20,166
Net interest income	24,805	60	180	24,865	24,985
Provision for loan losses	2,800			2,800	2,800
Total noninterest income-recurring	4,890			4,890	4,890
Nonrecurring gains ( losses), net(3) (4)	(3,338)			(3,338)	(3,338)
Total noninterest expense	20,640	-	-	20,640	20,640
Income before income taxes	2,917	60	180	2,977	3,097
Income tax expense (4)	2,060	20	61	2,080	2,121
Net income	857	40	119	897	976
Effective dividend on preferred stock (5)	-	385	1,154	385	1,154
Net income available to common shareholders	$ 857	$ (345)	$ (1,035)	$ 512	$ (178)

Selected Financial Ratios:

Earnings per share
Basic	0.15	(0.06)	(0.18)	0.09	(0.03)
Diluted	0.15	(0.06)	(0.18)	0.09	(0.03)
Average basic shares outstanding	5,887,349			5,887,349	5,887,349
Average diluted shares outstanding (6)	5,888,574	39,238	117,713	5,927,812	6,006,287
Return on average equity - annualized	1.28%			0.76%	-0.27%

(1) The income statement data gives effect to the equity proceeds at the beginning of the period.

(2) The funds received from the preferred stock issue are assumed to be initially invested in fed funds sold at a yield of 1.0%. The actual impact to interest income would be different as our subsidary bank EVB expects to utilize a portion of the proceeds to fund loan growth and possibly acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquistions.

(3) Nonrecurring gains and losses for the first nine months of 2008 include gains of $44 thousand on sale of available-for-sale securities, $1.328 million pension curtailment, $258 thousand on sale of fixed assets and an LLC investment, losses of $4.739 million securities impairment and $229 thousand OREO impairment.

(4) Additional income tax expense is attributable to additional interest income, as described in Note 2. Nonrecurring gains and losses included a $4.439 milion impairment of FNMA and FHLMC preferred stock. FASB 109 requires that the tax benefit of approximately $1.5 million be recorded in the interim period in which the TARP legislation was signed to treat that impairment as an ordinary loss. A tax benefit of approximately $1.5 million will be recorded in the fourth quarter.

(5) Consists of dividends on preferred stock at a 5% annual rate as well as accretion on discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 7%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock, and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under the Black Scholes model. The model includes assumptions regarding our common stock price, dividend yield and stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrant, the less negative is the impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock(currently estimated at 12%). The lower the discount rate, the less is the negative impact on net income and earnings per share available to common stockholders.

(6) The pro forma average diluted shares outstanding includes the estimated effect of the exercise of warrants and are accounted for under the treasury stock method, comparing the strike price of $10.40 to the quarterly average price of EVBS for the first three quarters of 2008.

(7) The issuance costs expected to be incurred are immaterial. Therefore, no effect was given to the pro forma.
Comment: FHLB borrowings have a penalty for early payoff.

	Historical			Pro Forma (1)
				Year ended
	Year ended	Adjustment	Adjustment	December 31, 2007
	December 31, 2007	Minimum	Maximum	Minimum	Maximum
Income Statement Data:
Total interest income (2)	$ 58,201	$ 80	$ 240	$ 58,281	$ 58,441
Total interest expense	24,962	-	-	24,962	24,962
Net interest income	33,239	80	240	33,319	33,479
Provision for loan losses	1,238			1,238	1,238
Total noninterest income-recurring	6,096			6,096	6,096
Nonrecurring gains and losses (3)	14			14	14
Total noninterest expense	25,874	-	-	25,874	25,874
Income before income taxes	12,237	80	240	12,317	12,477
Income tax expense (4)	3,483	27	82	3,510	3,565
Net income	8,754	53	158	8,807	8,912
Effective dividend on preferred stock (5)	-	513	1,539	513	1,539
Net income available to common shareholders	$ 8,754	$ (460)	$ (1,381)	$ 8,294	$ 7,373

Earnings per share
Basic	$ 1.45	$ (0.08)	$ (0.23)	$ 1.37	$ 1.22
Diluted	$ 1.45	$ (0.05)	$ (0.23)	$ 1.36	$ 1.19
Average basic shares outstanding	6,034,741			6,034,741	6,034,741
Average diluted shares outstanding (6)	6,040,349	58,704	176,110	6,099,053	6,216,459
Return on average equity - annualized	9.76%			9.25%	8.22%

(1) The income statement data gives effect to the equity proceeds at the beginning of the period.

(2) The funds received from the preferred stock issue are assumed to be initially invested in fed funds sold at a yield of 1.0%. The actual impact to interest income would be different as our subsidary bank EVB expects to utilize a portion of the proceeds to fund loan growth and possibly acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquistions.

(3) Nonrecurring gains and losses for 2007 include gains of $14 thousand on sale of available-for-sale securities.
(4) Additional income tax expense is attributable to additional interest income, as described in Note 2.

(5) Consists of dividends on preferred stock at a 5% annual rate as well as accretion on discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 7%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock, and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under the Black Scholes model. The model includes assumptions regarding our common stock price, dividend yield and stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrant, the less negative is the impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock(currently estimated at 12%). The lower the discount rate, the less is the negative impact on net income and earnings per share available to common stockholders.

(6) The pro forma average diluted shares outstanding includes the estimated effect of the exercise of warrants and are accounted for under the treasury stock method, comparing the strike price of $10.40 to the quarterly average price of EVBS stock during 2007.

(7) The issuance costs expected to be incurred are immaterial. Therefore, no effect was given to the pro forma.
Comment: FHLB borrowings have a penalty for early payoff.

If we participate in the Program at minimum level 1% of risk-weighted assets level, we would receive approximately $8 million in additional capital. At the minimum level, our total Tier 1 capital would increase from $85.9 million to $93.9 million and our total capital would increase from $94.4 million to $102.4 million. As of September 30, 2008, our total risk-based capital ratio was 11.63%, our Tier 1 risk-based capital ratio was 10.58% and our Tier 1 leverage ratio was 8.54%. If we had issued the minimum amount of preferred stock to the Treasury as of September 30, 2008, our respective capital ratios on a pro forma basis would have been approximately 12.6%, 11.5% and 9.3%.

If we participate in the Program at the maximum level of 3% of risk-weighted assets level, we would receive approximately $24 million in additional capital. At the maximum level, our total Tier 1 capital would increase from $85.9 million to $109.9 million and our total capital would increase from $94.4 million to $118.4 million. If we had issued the maximum amount of preferred stock to the Treasury as of September 30, 2008, our respective capital ratios on a pro forma basis would have been approximately 14.5%, 13.5% and 10.9%.

In calculating the pro forma capital ratios presented in this section, we have assumed that capital proceeds were invested in federal funds sold at a 20% risk rating.

*              *              *              *              *

INCORPORATION OF FINANCIAL STATEMENTS

The following financial statements and other portions of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC on March 3, 2008 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the SEC on November 6, 2008 (collectively, the “Form 10-Q”) are incorporated by reference herein:

•	financial statements and supplementary financial information of the Company appearing in Part II, Item 8 to the Form 10-K and in Part I, Item 1 of the Form 10-Q;
•	management’s discussion and analysis of financial condition and results of operations appearing in Part II, Item 7 of the Form 10-K and in Part I, Item 2 of the Form 10-Q;
•	quantitative and qualitative disclosures about market risk appearing in Part II, Item 7A of the Form 10-K and in Part I, Item 3 of the Form 10-Q; and
•	changes and disagreements with accountants on accounting and financial disclosure appearing in Part II, Item 9 of the Form 10-K.

See “Where You Can Find More Information” on how to request copies of these documents.

All documents filed with the SEC by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this proxy statement and prior to the date of the meeting are incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained in another subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC AUDITORS

Selection of our independent registered public accounting firm is made by the Board of Directors, upon recommendation by our Audit Committee. Yount, Hyde & Barbour, P.C. served as the independent registered public accounting firm for the fiscal years ended December 31, 2007 and ending December 31, 2008.

Representatives of Yount, Hyde & Barbour, P.C. are expected to be present at the Special Meeting, will have an opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions from shareholders.